# File insider report - Completed

The transaction has been reported.

**Reported transactions for this session.**

**Insider:** Chase.G **Issuer:** TransGlobe Ener **Security:** Options Common

| | | | |
|---|---|---|---|
| Transaction Number | 2494553 | | |
| Security designation | Options (Common Shares) | | |
| Opening balance of securities or contracts held | 110800 | | |
| Date of transaction | 2014-06-20 | | |
| Nature of transaction | 51 - Exercise of options | | |
| Number or value of securities or contracts acquired | | | |
| Equivalent number or value of underlying securities acquired | | | |
| Number or value of securities or contracts disposed of | 30000 | | |
| Equivalent number or value of underlying securities disposed of | 30000 | | |
| Unit price or exercise price | 7.9242 | Currency | Canadian Dollar |
| Conversion or Exercise price | 7.9242 | Currency | Canadian Dollar |
| Date of expiry or maturity | 2014-08-21 | | |
| Closing balance of securities or contracts held | 80800 | Insider's calculated balance | |
| Filing date/time | 2014-06-20 16:23:19 | | |
| General remarks *(if necessary to describe the transaction)* | | | |
| Private remarks to securities regulatory authorities | | | |